Filed pursuant to Rule 424(b)(3)

Registration No. 333-91692

Prospectus Supplement dated June 3, 2003

to Prospectus dated July 1, 2002

[LOGO OF DDI CORP.]

DDi Corp.

$100,000,000

6.25% Convertible Subordinated Notes due 2007

9,057,971 Shares

Common Stock Issuable Upon

Conversion of the Notes

This prospectus supplement relates to the accompanying prospectus dated July 1, 2002 relating to the offer and sale from time to time by the selling security holders named herein, including their respective transferees, donees, pledges or successors, of up to $100,000,000 principal amount of our 6.25% Convertible Subordinated Notes due 2007 and the shares of our common stock issuable upon conversion of the notes. The “Selling Security Holders” section of the accompanying prospectus dated July 1, 2002 is hereby supplemented to include the information provided below in the table appearing in the “Selling Security Holders” section of this prospectus supplement with respect to entities not previously listed in the accompanying prospectus dated July 1, 2002 and to supercede the information previously included in the table appearing in the “Selling Securityholders” section of the accompanying prospectus dated July 1, 2002.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the accompanying prospectus dated July 1, 2002 and all other amendments or supplements thereto. The terms of the notes are set forth in the accompanying prospectus dated July 1, 2002.

Selling securityholders listed in the “Selling Securityholders” section of this prospectus supplement and any other amendments or supplements to the accompanying prospectus dated July 1, 2002 may offer and sell the notes and the common stock issuable upon conversion of the notes pursuant to this prospectus supplement, the accompanying prospectus dated July 1, 2002, and any other amendments or supplements thereto. Our registration of the notes and the common stock issuable upon conversion of the notes does not necessarily mean that the selling securityholders will sell all or any of the notes or the common stock.

SELLING SECURITY HOLDERS

The selling security holders purchased the notes in transactions exempt from the registration requirements of the Securities Act. All of the notes were “restricted securities” under the Securities Act prior to this registration. Selling security holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to the accompanying prospectus dated July 1, 2002 any or all of the notes and common stock into which the notes are convertible.

The following table sets forth information with respect to the selling security holders and the principal amounts of notes beneficially owned by each selling security holder that may be offered under the accompanying prospectus dated July 1, 2002. As of April 30, 2003, $100,000,000 in aggregate principal amount of the notes was outstanding. The selling security holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling security holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling security holders upon termination of any sales. Assuming that the selling security holders will sell all of the securities covered by this prospectus supplement, no selling security holder named in the table below will beneficially own 1% or more of our common stock upon termination of any sales. In addition, the selling security holders identified below may have acquired, sold, transferred or otherwise disposed of all or a portion of their notes or the underlying common stock since the date on which they provided the information regarding their notes.

The following table is based solely on information provided by the selling security holders. This information represents the most current information provided to us by security holders. Some security holders may have reduced or increased their positions in the notes from the amounts shown below and not yet informed us of the change. In that case, the amounts shown below may total more or less than $100,000,000. To the extent the total of the amounts of notes beneficially owned shown below is less than $100,000,000, the shortfall represents amounts beneficially owned but not yet reported to us. To the extent such total exceeds $100,000,000, such total includes duplicative amounts. In no case will more than $100,000,000 aggregate principal amount at maturity of notes be sold using the accompanying prospectus dated July 1, 2002 and all supplements to the accompanying prospectus dated July 1, 2002.

Name of Beneficial Owner	Principal Amount of Notes Beneficially Owned Prior to the Offering That May be Offered(1)	Shares of Common Stock Owned Prior to the Offering(2)(3)	Shares of Common Stock That May be Offered(1)(3)

Credit Suisse First Boston Europe Ltd.	$7,500,000	679,348	679,348
Deephaven Domestic Convertible Trading Ltd.	$6,885,000	623,641	623,641
The Northwestern Mutual Life Insurance Company	$6,350,000	1,084,081	575,181
General Motors Investment Management Group	$6,000,000	543,478	543,478
Andante Fund, LP	$5,575,000	504,982	504,982
J.P. Morgan Securities Inc.	$3,600,000	357,129	326,087
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$3,400,000	307,971	307,971
Argent LowLev Convertible Arbitrage Fund Ltd.	$3,000,000	271,739	271,739
Credit Suisse First Boston LLC	$3,000,000	271,739	271,739
KBC Financial Products (Cayman Islands) Ltd.	$3,000,000	271,739	271,773
SB Convertible Fund	$3,000,000	271,739	271,739
Deutsche Bank Securities Inc.	$2,550,000	1,194,642	230,978
Argent Classic Convertible Arbitrage Fund L.P.	$2,100,000	190,217	190,217
BTPO Growth Vs. Value	$2,000,000	181,159	181,159

Name of Beneficial Owner	Principal Amount of Notes Beneficially Owned Prior to the Offering That May be Offered(1)	Shares of Common Stock Owned Prior to the Offering(2)(3)	Shares of Common Stock That May be Offered(1)(3)

Lumbermens	$2,000,000	181,159	181,159
TQA Master Fund Ltd.	$2,000,000	181,159	181,159
Robertson Stephens, Inc.	$1,950,000	176,630	176,630
Lyxor Master Fund Ref: Argent/Lowlev CB	$1,000,000	90,580	90,580
Zurich Institutions Benchmark Master Fund Ltd.	$1,000,000	90,580	90,580
JMG Convertible Investments, LP	$750,000	67,935	67,935
The Northwestern Mutual Life Insurance Company (Group Annuity Separate Account)	$650,000	168,877	58,877
Argent LowLev Convertible Fund LLC	$500,000	45,290	45,290
Bear, Stearns & Co., Inc.	$500,000	45,290	45,290
BTES-Convertible Arb	$500,000	45,290	45,290
JMG Triton Offshore Fund, Ltd.	$500,000	45,290	45,290
PIMCO Convertible Fund	$500,000	45,290	45,290
Alpha U.S. Sub Fund VIII, LLC	$365,000	33,062	33,062
Kemper Fund	$300,000	27,174	27,174
Adagio Fund	$425,000	38,496	38,496

(1)	The selling security holders may offer less than the amount of notes or shares indicated. No representation is made that any notes or shares will be offered for sale.

(2)	Includes shares of common stock into which the notes are convertible.

(3)	Assumes a conversion rate of 90.58 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.

Except as set forth in the accompanying prospectus dated July 1, 2002, none of the selling security holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Information concerning the selling security holders may change from time to time and any changed information will be set forth in additional supplements to the accompanying prospectus dated July 1, 2002 if and when necessary. In addition, the conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease. See “Description of the Notes – Conversion of the Notes” in the accompanying prospectus dated July 1, 2002.